SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INSPIRATO INCORPORATED

(Name of Issuer)

Class A Common Stock, par value $ 0. 0001 per share

(Title of Class of Securities)

45791E 107

(CUSIP Number)

David Kallery

1544 Wazee Street

Denver, Colorado

(303) 586-7771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Tony Jeffries

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E 107

1	NAMES OF REPORTING PERSON David Kallery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,863,113
	8	SHARED VOTING POWER 3,943,888
	9	SOLE VOTING POWER 1,863,113
	10	SHARED VOTING POWER 3,943,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The Percent of Class assumes conversion of all of the Reporting Person’s Class V common stock into Class A common stock, resulting in a total of 52,713,886 shares of Class A common stock outstanding (which reflects the sum of (x) 46,931,885 shares of Class A common stock outstanding as of February 11, 2022 and (y) 5,782,001 shares of Class A common stock issuable on conversion of 5,782,001 shares of the Reporting Person’s Class V common). Based on the total of 116,712,550 shares of the Issuer’s common stock (including (x) 46,931,885 shares of Class A common stock and (y) 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, the Reporting Person beneficially owns 5.0% of the Issuer’s total outstanding common stock as of February 11, 2022.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Inspirato Incorporated (the “Issuer”). The principal executive office of the Issuer is located at 1544 Wazee Street, Denver, Colorado 80202. The Issuer’s Class A common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “ISPO.”

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by David Kallery, referred to herein as the “Reporting Person.”

(b)	The address for the principal business address of the Reporting Person is 1544 Wazee Street, Denver, Colorado 80202.

(c)	Reporting Person is serving as the President of the Issuer. The principal place of business of the Issuer is 1544 Wazee Street, Denver, Colorado 80202.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting Person is a natural person and citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Reporting Person is deemed to beneficially own an aggregate of 5,807,001 shares of Class A common stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Class A common stock consisted solely of personal funds.

On February 11, 2022, pursuant to that certain Business Combination Agreement, dated as of June 30, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer (formerly Thayer Ventures Acquisition Corporation (“Thayer”)), Passport Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 1”), Passport Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 2”), Passport Merger Sub III Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 3” and together with Blocker Merger Sub 1 and Blocker Merger Sub 2, and any blocker merger sub that becomes party to the Business Combination Agreement by executing a joinder thereto, the “Blocker Merger Subs”, and together with the Company Merger Sub, the “Merger Subs”), KPCB Investment I, Inc., a Delaware corporation (“KPCB Blocker”), Inspirato Group, Inc., a Delaware corporation (“IVP Blocker”), W Capital Partners III IBC, Inc., a Delaware corporation (“W Capital Blocker”, and together with KPCB Blocker and the IVP Blocker and any Non-Party Blocker, the “Blockers”), Passport Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), and Inspirato LLC, a Delaware limited liability company (“Inspirato LLC”), the Issuer consummated the transactions contemplated by the Business Combination Agreement, whereby, (i) KPCB Blocker merged with and into Blocker Merger Sub 1, with Blocker Merger Sub 1 as the surviving company and wholly-owned subsidiary of Thayer (the “KPCB Blocker Merger”), (ii) IVP Blocker merged with and into Blocker Merger Sub 2, with Blocker Merger Sub 2 as the surviving company and wholly-owned subsidiary of Thayer (the “IVP Blocker Merger”), (iii) W Capital Blocker merged with and into Blocker Merger Sub 3, with Blocker Merger Sub 3 as the surviving company and wholly-owned subsidiary of Thayer (the “W Capital Blocker Merger,” and together with the KPCB Blocker Merger and the IVP Blocker Merger and the mergers involving the Non-Party Blockers, the “Blocker Mergers”) and (iv) immediately following the Blocker Mergers, Company Merger Sub merged with and into Inspirato LLC, with Inspirato LLC as the surviving company, resulting in Inspirato LLC becoming a subsidiary of Thayer (together with the Blocker Mergers and the other transactions related thereto, the “Business Combination”). In connection with the closing of the Business Combination Thayer changed its name to “Inspirato Incorporated”).

Upon the consummation of the Business Combination (the “Closing”), equity interests held by the Reporting Person in Inspirato LLC were converted on a 37.2275-for-one basis into 5,782,001 limited liability company units in Inspirato LLC (“New Common Units”) and shares of the Issuer’s Class V common stock in an equivalent number to the New Common Units received.

Additionally, Reporting Person purchased 25,000 shares of Class A common stock, par value $0.0001 per share, of Thayer (the “Thayer Class A common stock”) on February 11, 2022 pursuant to a Subscription Agreement by and between the Issuer and the Reporting Person, dated as of June 30, 2021, at $10.00 per share. Upon consummation of the Business Combination, each of the issued and outstanding shares of Thayer Class A common stock converted automatically, on a one-for-one basis, into a share of Class A common stock.

The Business Combination was accomplished through an Up-C structure. The Reporting Person is also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Amendments thereto, included with this Statement as Exhibits 99.1 through 99.7 and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information furnished in Item 3 herein above is incorporated into this Item 4 by reference.

The Reporting Person serves as a member of the Board of Directors of the Issuer. In such capacity, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s insider trading policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for the personal circumstances of the Reporting Person.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Person of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person is 5,782,001 which includes (i) 25,000 shares of Class A common stock and 1,838,113 shares of Class V common stock directly beneficially owned by the Reporting Person; (ii) 2,312,781 shares of Class V common stock indirectly beneficially owned by the Reporting Person’s spouse; and (iii) 1,631,107 indirectly beneficially owned by the David S. Kallery 2021 Trust fbo Patricia K. Kallery dated December 22, 2021 for which the Reporting Person’s spouse serves as trustee. Each share of Class V common stock entitles the holder thereof to one vote per share but no has economic rights. The Reporting Person holds 11.0% of the Issuer’s issued and outstanding shares of Class V common stock and 1,534,703 New Common Units. Such percentage calculations are based on 46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock outstanding on the Closing Date, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2022.

Under the A&R Inspirato LLCA, the Reporting Person has the right to require Inspirato LLC to redeem all or a portion of its New Common Units, together with the cancellation of an equal number of shares of Class V common stock, for, at the Issuer’s election, an equal number of shares of Class A common stock, or a corresponding amount of cash, in each case contributed to Inspirato LLC by the Issuer, all in accordance with the terms and subject to certain restrictions set forth in the A&R Inspirato LLCA.

(b) The number of shares of Class A common stock as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 25,000 shares of Class A and 1,838,113 shares of Class V common stock over which the Reporting Person has direct beneficial ownership;

(ii)	Shared power to direct the vote: 3,943,888 shares of Class V common stock;

(iii)	Sole power to vote or direct the vote: 25,000 shares of Class A and 1,838,113 shares of Class V common stock over which the Reporting Person has direct beneficial ownership; and

(iv)	Shared power to direct the vote: 3,943,888 shares of Class V common stock.

Of the 5,807,001 shares noted above, (i) 25,000 shares of Class A common stock and 1,838,113 shares of Class V common stock are beneficially owned by the Reporting Person directly; (ii) 2,312,781 shares of Class V common stock held by the Reporting Person’s spouse; and (iii) 1,631,107 shares of Class V common stock are held by the David S. Kallery 2021 Trust fbo Patricia K. Kallery dated December 22, 2021 for which the Reporting Person’s spouse serves as trustee;

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Person has not affected any other transactions in the shares of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Lock-up under the Bylaws

On February 11, 2022, in connection with the Closing, the Issuer adopted Amended and Restated Bylaws (“Inspirato Bylaws”), which included lock-up provisions applicable to holders of shares of the Issuer’s Common Stock (collectively, the shares of Class A and Class V common stock”) issued in connection with the Business Combination (excluding the PIPE Shares), holders of shares of Class A common stock to be issued in connection with the exchange of New Common Units pursuant to the A&R Inspirato LLCA, and shares of Class A common stock issued to directors, officers and employees of Inspirato LLC or its subsidiaries upon the settlement or exercise of stock options outstanding as of immediately following the Closing in respect of awards of Inspirato LLC outstanding immediately prior to the Closing (collectively, the “Lock-Up Shares”). Subject to certain exceptions, the lock-up provides that the holders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock- Up Shares, in cash or otherwise, until the end of the period beginning on February 11, 2022 and ending on the date that is 180 days after that date.

The foregoing description of the lock-up provisions is a summary only and is qualified in its entirety by the full text of the form of the Inspirato Bylaws, a copy of which is attached hereto as Exhibit 99.3and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, on February 11, 2021, the Issuer, the Reporting Person and certain other parties entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the equityholders party to the Registration Rights Agreement may demand underwritten offerings, including block trades, of their registrable securities by the Issuer from time to time. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering as long as the total offering price is expected to exceed in the aggregate $20.0 million. Parties subject to the Registration Rights Agreement will be entitled to unlimited piggyback registration rights, subject to certain exceptions in the case of demands for underwritten block trades.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4and is incorporated herein by reference.

Tax Receivable Agreement

On February 11, 2022, in connection with the Closing, the Issuer entered into the Tax Receivable Agreement with the Reporting Person and certain other parties thereto (the “Tax Receivable Agreement”). Pursuant to the Tax Receivable Agreement, the Issuer will be required to pay to the exchanging holders of New Common Units, 85% of the tax savings that the Issuer realizes as a result of increases in tax basis in the Issuer’s assets resulting from the sale of New Common Units for the consideration paid pursuant to the Business Combination Agreement and future exchange of New Common Units for shares of Class A common stock (or cash) pursuant to the A&R Inspirato LLCA, certain pre-existing tax attributes of the Blockers and certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

The foregoing description of the Tax Receivable Agreement is a summary only and is qualified in its entirety by the full text of the form of the Tax Receivable Agreement, a copy of which is attached hereto as Exhibit 99.5and is incorporated herein by reference.

A&R Company LLCA

On February 11, 2022, in connection with the Closing, Inspirato, the Reporting Person and the other holders of the New Common Units entered into the A&R Inspirato LLCA. The operations of Inspirato LLC, and the rights and obligations of the holders of the New Common Units, are set forth in the A&R Inspirato LLCA. Under the A&R Inspirato LLCA, Inspirato LLC is managed by a seven-person board of managers designated by Inspirato and the other members holding outstanding vested New Common Units.

Inspirato Exchange Rights

Under the A&R Inspirato LLCA, the holders of the New Common Units (other than Inspirato) will have the right to require Inspirato LLC to redeem all or a portion of such New Common Units, together with the cancellation of an equal number of shares of Inspirato Class V Common Stock, for, at the Issuer’s election, an equal number of shares of Inspirato Class A Common Stock, or a corresponding amount of cash, in each case contributed to Inspirato LLC by the Issuer, provided that the Issuer may elect to effect a direct exchange of such cash or Inspirato Class A Common Stock for such New Common Units in lieu of any such redemption, all in accordance with the terms and subject to certain restrictions set forth in the A&R Inspirato LLCA. In addition, Inspirato generally will have the right to require, upon a change of control of Inspirato, each holder of the New Common Units (other than Inspirato) to exercise its exchange right with respect to some or all of its New Common Units. As holders of the New Common Units cause their New Common Units to be redeemed or exchanged, holding other assumptions constant, Inspirato’s membership interest in Inspirato LLC will correspondingly increase, the number of shares of Inspirato Class A Common Stock outstanding will increase, and the number of shares of Inspirato Class V Common Stock will decrease.

The foregoing description of the A&R Inspirato LLCA is a summary only and is qualified in its entirety by the full text of the A&R Inspirato LLCA, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Subscription Agreement

In connection with the execution of the Business Combination Agreement, the Issuer entered into a subscription agreement (as amended, the “Subscription Agreement”) with the Reporting Person, pursuant to which the Reporting person purchase 1,000,0000 shares of Thayer Class A Common Stock (which became Inspirato Class A Common Stock upon the effectiveness of the Inspirato Certificate of Incorporation) at $10.00 per share (the “PIPE Shares”). Pursuant to the Subscription Agreements, Inspirato agreed to provide the Reporting Person with certain registration rights with respect to the PIPE Shares. The PIPE investment was consummated substantially concurrently with the Closing.

The foregoing description of the Subscription Agreement is a summary only and is qualified in its entirety by the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Business Combination Agreement and Plan of Reorganization, dated June 30, 2021, by and among Thayer, Merger Sub and Inspirato (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 30, 2021)

99.2	Amendment to Business Combination Agreement, dated September 15, 2021, by and between Thayer and Inspirato (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 15, 2021)

99.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 14, 2022)

99.4	Amended and Restated Registration Rights Agreement, dated February 11, 2022, among the Company, the Sponsor and the other Holders (as defined therein). (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 14, 2022)

99.5	Tax Receivable Agreement, dated February 11, 2022, between the Company and the other parties thereto (incorporated by reference to Issuer’s Current Report on Exhibit 10.4 to the Form 8-K filed by the Issuer on February 14, 2022)

99.6	Ninth Amended and Restated Limited Liability Company Agreement of Inspirato LLC, dated February 11, 2022 (incorporated by reference to Issuer’s Current Report on Exhibit 10.3 to the Form 8-K filed by the Issuer on February 14, 2022)

99.7	Subscription Agreement, dated August 11, 2020, between Thayer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer on October 8, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

DAVID KALLERY

By:	/s/ David Kallery
Name:	David Kallery